Exhibit (p)(xxvii)

1	Code of Ethics

Introduction

The Firm, in accordance with the requirements of Rule 204A-1 of the Investment Advisers Act of 1940 has approved and adopted this Code of Ethics (the “Code”). This Code sets forth the general fiduciary principles and standards of business conduct to which all of the Firm’s Covered Persons (defined below) are subject. This Code further sets forth policies and procedures that are reasonably designed to prevent Relevant Persons (defined below) from engaging in conduct prohibited by the Advisers Act and establishes reporting requirements for these Relevant Persons.

For purposes of Rule 204A-1(e)(1) of the Investment Advisers Act of 1940, Access Persons are considered Relevant Persons. It is the policy of the Firm to act in the best interest of its clients and on the principles of full disclosure, good faith and fair dealing. The Firm recognizes that it has a fiduciary duty to its clients. Acting as a fiduciary requires that the Firm, consistent with its other statutory and regulatory obligations, act solely in the clients’ best interests when providing investment advice and engaging in other activities on behalf of clients. The Firm and its Employees must seek to avoid situations which may result in potential or actual conflicts of interest with these duties. To this end, the following principles apply:

•	All Employees must always observe the highest standards of integrity and fair dealing and conduct their personal and business dealings in accordance with the letter, spirit and intent of all relevant laws and regulations;
•	the Firm must have a reasonable basis for the investment advice and decisions it makes for its clients;
•	the Firm must ensure that its investment decisions are consistent with clients’ investment objectives, policies and any disclosures made to clients;
•	All Employees must refrain from entering into transactions, including personal securities transactions, that are inconsistent with the interests of clients;
•	Employees should not take inappropriate advantage of their positions and may not, directly or indirectly, use client opportunities for personal gain; and
•	Employees must be loyal to the clients and place the interests of the clients above their own.

The Firm treats violations of this Code very seriously. If you violate this Code, the Firm may take disciplinary measures against you, including, without limitation, imposing penalties or fines, reducing your compensation, demoting you, requiring unwinding of the trade, requiring disgorgement of trading gains, suspending or terminating your employment, or any combination of the foregoing.

Improper trading activity can constitute a violation of this Code. You can also violate this Code, however, by failing to file required reports, or by making inaccurate or misleading reports or statements concerning trading activity or securities accounts. Your conduct can violate this Code even if no clients are harmed by your conduct.

If you have any doubt or uncertainty about what this Code requires or permits, you should ask the Compliance Officer. Do not guess at the answer.

Who is Covered by the Code

This Code applies to all employees, officers and partners of the Firm or other persons as determined by the Firm’s Compliance Officer. It is the responsibility of each Covered Person to immediately report to the Firm’s Compliance Officer, any known or suspected violations of this Code, the Compliance Manual and the policies and procedures contained therein, or of any other activity of any Employee or consultant that could constitute a violation of law. If you are aware of any activity in this regard, you should contact the Compliance Officer immediately. Failure to report a potential violation could result in disciplinary action against the non-reporting Employee. The Firm will ensure that Employees are not subject to retaliation in their employment as a result of reporting a known or suspected violation.

Things You Need to Know to Use this Code

There are three reporting forms that Relevant Persons have to fill out under this Code; the initial and annual holdings reports and quarterly transactions reports. Copies of these forms are attached to this Code.

All Relevant Persons must complete the acknowledgement of having received, read and understood this Code contained within the Initial and Annual Holdings Report and renew that acknowledgment on a yearly basis.

The Compliance Officer has the authority to grant written waivers of the provisions of this Code in appropriate instances. However, (i) it is expected that waivers will be granted only in rare instances and, (ii) some provisions of the Code are prescribed by SEC rules and cannot be waived. These provisions include, but are not limited to, the requirements that Relevant Persons file reports and obtain pre-approval of investments in IPOs and Limited Offerings.

The Compliance Officer will review the terms and provisions of this Code at least annually and make amendments as necessary. Any amendments to this Code will be provided to you.

A.	Personal Account Dealing

Policy

The Firm has implemented a PAD Policy, which requires all relevant persons (defined below) to obtain approval from the Firm’s Compliance before any personal account trade in single name equities, and derivative instruments whose underlying in single name equity is placed. Such approval will only be given if the Firm’s Compliance is satisfied that no conflict of interest exists between the proposed transaction and the Arabesque Investment Universe. All other types of investments, including equity funds, indices or derivatives whose underlying is other than single name equities, are permitted, but subject to a notification requirement/contract note provision to the Firm’s Compliance.

These requirements are necessary in order to avoid the occurrence of a conflict of interest arising between trades placed by an individual for his/her own benefit, and those placed by the Firm. Approval of all non-exempted trades is at the absolute discretion of the Firm’s Compliance and any contravention of the policy will be taken seriously.

The PAD Policy is applicable to each of the following (relevant persons):

•	each of the Firm’s directors, and staff;
•	a staff member’s spouse (or equivalent) or civil partner;
•	a dependent child or stepchild;
•	any other relative who has shared the same household with the staff member for at least one year on the date of the relevant personal account transaction;
•	a person whose relationship is such that the member of staff has a direct material interest in the outcome of the trade.

A breach of this PAD Policy by a relevant person may result in disciplinary action against them and further may result in summary dismissal or early termination of contract. In addition, a breach can also prejudice the “fit and proper” status of a staff member and may result in them losing their status as an approved person with the FCA which may in turn impact the possibility of future employment in the financial services industry.

All members of staff are required to sign an acknowledgement that they have received notification of, and will comply with, the PAD Policy, and these acknowledgements are retained by the Firm’s Compliance. Periodically each member of staff will be asked to confirm that they have complied with the Firm’s PAD Policy.

Frequency of Dealing

In order to encourage longer-term investing and discourage speculation, day trading, churning or frequent trading strategies, and also to prevent personal account dealing from conflicting with the proper performance of employees’ duties, staff may deal once only in any 7-day period. Staff may deal more than once in any 7 day period with express approval from the Firm’s Compliance; such approval will be given if the Firm’s Compliance is satisfied that there exists exceptional circumstances necessitating the proposed trade(s).

Prohibited Period for Dealing

In addition, if a relevant person holds an equity in the Arabesque Investment Universe, he or she may not deal in that equity for two days before or two days after a rebalancing of the Arabesque Investment Universe without express approval from the Firm’s Compliance. Such approval will be given if the Firm’s Compliance is satisfied that there exists exceptional circumstances necessitating the proposed trade(s).

Exemptions to the PAD Policy

Employees must provide periodic reports regarding transactions and holdings in all “Reportable Securities,” which include any Security, except:

•	Direct obligations of the Government of the United States;
•	Bankers’ acceptances, bank certificates of deposit, commercial paper and high-quality short-term debt instruments, including repurchase agreements;
•	Shares issued by money market funds;
•	Shares issued by open-end investment companies registered in the U.S., other than funds advised or underwritten by the adviser or an affiliate;
•	Interests in 529 college savings plans; and
•	Shares issued by unit investment trusts that are invested exclusively in one or more open-end registered investment companies, none of which are advised or underwritten by Arabesque or an affiliate.

Exchange-traded funds, or ETFs are somewhat similar to open-end registered investment companies. However, ETFs are Reportable Securities and are subject to the reporting requirements contained.

In addition, a member of staff does not have to request permission or declare transactions to the Compliance Officer in relation to any of the following:

•	personal transactions executed under the terms of a discretionary management service whereby the relevant person has no input into the transactions executed;
•	personal transactions in units or shares in collective undertakings that comply with the UCITS Directive or are subject to supervision under the law of an EEA state, or units or shares in any other collective undertaking (e.g. mutual funds) where the relevant person is not involved in the management of that undertaking (this exemption does not therefore include unregulated collective investment schemes);

•	a personal transaction in a life policy of a Relevant Person.

Counselling and Procuring

Where a relevant person is precluded by the above from entering into any transaction, this also precludes:

a)	advising or causing any other person to enter into such a transaction; or
b)	communicating any information or opinion to any other person either with knowledge, or having reason to believe, that the other person will, as a result, enter into such a transaction or cause or advise someone else to do so.

This does not apply to actions taken in the normal course of employment with the Firm. For example, the fact that a relevant person is prohibited from dealing in a certain security as a result of one of the provisions above will not preclude them from continuing to provide clients with bona fide advice in relation to that security.

Dealing Contrary to a Client’s Interests

No relevant person must deal in an investment at a time or in a manner which they know is likely to have a direct adverse effect on the particular interests of any one of the Firm’s clients.

Procedure

All relevant person requests (including IPOs or Private Placements) for the Firm’s Compliance approval shall be scanned and submitted on the form attached here at Appendix 3: Personal Account Dealing Form to the Firm’s Compliance. Staff need to submit the Form/e-mail to the Firm’s Compliance only. Exceptions to the requirement to seek prior approval for a trade are noted above.

Approval will be given if the Firm’s Compliance is satisfied that no conflict of interest exists between the proposed trade and the Arabesque Investment Universe. The Firm’s Compliance will grant approval/reject the trade as soon as possible and will notify the member of staff by e-mail. The Firm’s Compliance will determine at its discretion if there are exceptional circumstances.

The member of staff will have twenty-four (24) hours, from the time of approval, to execute the trade.

Once the member of staff receives the confirmation note from the broker in respect of any trade in an equity or equity derivative, this must be sent to the Firm’s Compliance who will check that the details concur with the PAD request.

On a periodic basis, as part of the compliance monitoring programme, the Firm’s Compliance will review the volume of personal account dealing and compliance with the above policy. Those findings shall be reported to senior management so that the Firm can continue to manage the potential conflict between personal trading and the Firm’s regulatory obligations.

Reporting

The Firm must collect information regarding the personal trading activities and holdings of all Relevant Persons. Relevant Persons must submit quarterly reports regarding securities transactions and newly opened accounts, as well as annual reports regarding holdings and existing accounts.

Quarterly Transaction Reports

Each quarter, Relevant Persons must report all Reportable Securities transactions in accounts in which they have a Beneficial Interest. Relevant Persons must also report any accounts opened during the quarter that hold any Securities (including Securities excluded from the preapproval requirements listed above). Reports regarding securities transactions and newly opened accounts must be submitted to the Compliance Officer within 30 days of the end of each calendar quarter.

Relevant Persons may utilize the attached Quarterly Reporting Forms to fulfil quarterly reporting obligations. Alternately, Relevant Persons may use the attached Letter to a Broker- Dealer to instruct the institution hosting their accounts to send the Compliance Officer duplicate trade confirmations or account statements. The Compliance Officer must receive all such confirmations and/or statements within 30 days of the end of each calendar quarter. Any trades that did not occur through a broker-dealer, such as the purchase of a private fund, must be reported on the Quarterly Reporting Forms manually.

If an Employee did not have any transactions or account openings to report, this should be indicated on the Quarterly Reporting Forms and submitted within 30 days of the end of each calendar quarter.

Initial and Annual Holdings Reports

Relevant Persons must periodically report the existence of any account that holds any Securities (including Securities excluded from preapproval as outlined above). Reports regarding accounts and holdings must be submitted to the Compliance Officer on or before February 14th of each year, and within 10 days of an individual first becoming an Employee. Annual reports must be current as of December 31st; initial reports must be current as of a date no more than 45 days prior to the date that the person became an Employee. Initial and annual reports must also disclose the existence of all accounts that hold any Securities. Relevant Persons may use the Periodic Holdings Reporting Form to report holdings and accounts on an initial and annual basis.

In lieu of completing the Reportable Securities section of the Periodic Holdings Reporting Form Relevant Persons may submit copies of account statements that contain all of the same information that would be required by the form and that are current as of the dates noted above. Relevant Persons should sign and date each such statement before submitting it to the Compliance Officer. Any securities not appearing on an attached account statement must be reported directly on the Reportable Securities section of the Periodic Holdings Reporting Form.

On a periodic basis, as part of the compliance monitoring programme, the Compliance Officer will review the volume of personal account dealing and compliance with the above policy. Those findings shall be reported to senior management so that the firm can continue to manage the potential conflict between personal trading and the firm’s regulatory obligations.

B.	Inducements

Policy

Any fee, commission, monetary or non-monetary benefit that is provided or accepted by a third-party other than the Firm’s clients can be seen as an inducement which could give rise to a conflict of interest between the Firm and its clients. Accepting inducements can be seen as a failure in the Firm’s obligation to act honestly, professionally and fairly in accordance with the best interests of its clients. This is particularly relevant where remuneration, discounts or non-monetary benefits encourage individuals to route client orders to a particular trading venue or execution venue without consideration of the clients’ best interests.

It is Arabesque’s policy that it will not pay or accept from any party any fee, commission or non-monetary benefit that relate to the provision of an investment service to a client unless a fee, commission or non-monetary benefit is designed to enhance the quality of the relevant service to the client and does not impair compliance with the Firm’s duty to act honestly, fairly and professionally in the best interests of the client.

Arabesque must not accept any fees, commission, monetary benefits or non-monetary benefits in relation to the provision of portfolio management to the client unless they are acceptable minor non-monetary benefits or third party research received in a manner compliant with the provisions of MiFID II.

Acceptable minor non-monetary benefits are benefits that are capable of enhancing the quality of service provided to clients. They must be of an appropriate scale and nature so that they could not be judged to impair the Firm’s duty to act honestly, fairly and professionally in the best interests of its clients and be reasonable, proportionate and of a scale that they are unlikely to influence the Firm’s behaviour in any way that is detrimental to the interests of its clients. Where the Firm accepts minor non-monetary benefits these must be disclosed to clients.

Non-monetary benefits that involve a third-party allocating valuable resources and/or have a value to the Firm will not be considered minor as they could influence behaviour and must therefore not be received unless they are paid for in accordance with the requirements of MiFID II.

Examples of acceptable minor non-monetary benefits include:

•	participation in conferences, seminars and other training events on the benefits and features of a specific financial instrument or an investment service;
•	hospitality of a reasonable de minimis value, such as food and drink during a business meeting or a conference, seminar or other training events.

•	Gifts and Entertainment

Any gift or entertainment which puts the recipient under an obligation to the donor, or which is likely to make a recipient favour the donor in the hope of further gifts, must not be accepted. Only gifts/entertainment which are considered normal by the donor and recipient and which are of a type that might be provided by any regular business contact may be accepted.

The Firm’s policy is that staff are not allowed to accept or provide any gift, entertainment or any other inducement which exceeds £150 (or equivalent value). Where this value is exceeded, the relevant staff is required to complete the Appendix 6: Gifts and Entertainment form and submit it to the Firm’s Compliance (or submit the same information by email). The Firm’s Compliance will maintain a register of all gifts and entertainment given/received by staff. Staff must send a notification to Compliance for all gifts and entertainment received below the value of £150. Multiple gifts/entertainment given or received in any year by the Firm or any of its staff to or from any single person (individual or entity) shall be aggregated and reviewed by the Firm’s Compliance. The Firm’s Compliance may require prior approval of future gifts/entertainment given to or received from the same person/entity.

Providing Business Entertainment – the Firm may host business meals and events for existing or prospective investors or any person or entity that does, or potentially could do, business with or on behalf of the Firm or the Firm’s Funds (including brokers, administrators, custodians, suppliers, and vendor representatives) that have a valid business purpose. Generally, this means that a Firm member of staff should be present and the event must provide an opportunity to discuss the Firm’s products and services or other legitimate business topics. Business entertainment must not be so frequent or extravagant as to raise any question of impropriety. The Firm’s members of staff should host events only at venues that are business appropriate and consistent with the highest standards of professional propriety.

Accepting Business Entertainment – the Firm’s staff may attend business entertainment events that have a valid business purpose, provided that they are not so frequent or extravagant as to raise any question of impropriety, and subject to the gift and entertainment threshold of £150 mentioned above. Entertainment events have a valid business purpose when they provide an opportunity to discuss meaningful Firm business or other legitimate business topics. A representative of the provider of the entertainment should be present; otherwise the event will be classified as a gift. The acceptance of entertainment (including acceptance of preferential discounts to conferences or other events) must be reported to the Firm’s Compliance in accordance with the policy above/procedure below. The Firm’s members of staff should attend events only at venues that are business appropriate and consistent with the highest standards of professional propriety.

•	Transportation and Lodging

Accepting Transportation and Lodging – the Firm’s members of staff may not, under most circumstances, accept air transportation to or from business meetings or entertainment events from existing or prospective investors or any person or entity that does or potentially could do business with or on behalf of the Firm or the Firm’s Funds.

In general, the acceptance of lodging is also prohibited, except to the extent that such lodging is an integral part of a conference sponsored by a service provider. In such cases, the member of staff must make a good-faith effort to obtain an invoice and make arrangements for the Firm to pay for their proportional share of the expense.

The acceptance of transportation and lodging must be reported in accordance with the procedure below.

Providing Transportation and Lodging – the Firm and members of staff may provide existing or prospective investors or any person or entity that does or potentially could do business with or on behalf of the Firm or the Firm’s Funds (including brokers, administrators, custodians, suppliers, and vendor representatives) with reasonable transportation in connection with visits to the Firm or another valid business purpose, such as to and from business meals and entertainment events. For example, a cab ride or car service to or from a business meal would be reasonable. The provision of reasonable transportation in connection with other entertainment should be reported in accordance with the procedure set out below.

The Firm and members of staff are prohibited from paying for the airfare and lodging expenses of existing or prospective investors in connection with business meetings, meals or entertainment.

Procedure

When a member of staff intends to provide or receive a gift, benefit or entertainment with a value of £150 or more (or where the Firm’s Compliance has notified them approval is required) and/or notify of transportation or lodging, they must e-mail the Firm’s Compliance with the following details:

•	the gift/benefit/entertainment/transportation/lodging;
•	the estimated value;
•	given or received; and
•	the name of the donor/recipient and (where applicable) the firm they work for.

On a periodic basis, as part of the compliance monitoring programme, the Firm’s Compliance will review the volume of gifts, benefits and entertainment given or received and compliance with the above policy. Those findings, for example the number and total value of the gifts, benefits and entertainment received, shall be reported to senior management so that the Firm can continue to manage the potential conflict between the giving/ receiving of gifts, benefits or entertainment as well as meeting its regulatory obligations.

C	Outside Business Interests

Policy

Staff members are required to obtain prior approval from the Firm’s Compliance before engaging in any professional activity outside their employment with the Firm. Staff members are also required to obtain the prior approval of the Firm’s Compliance before taking an interest (see below for relevant interests) in any outside business organisation, and in particular before becoming a director, an officer or adviser to a company or any other entity whether or not it is a paid position. Personal interests must not affect the ability of a member of staff to make judgements or decisions in the best interests of the Firm and its clients.

The approval for outside business interests will not be unreasonably withheld, it being understood that any outside employment or business interests must not be carried out on the Firm’s premises nor shall it conflict or interfere with the Firm’s business in any way.

The Firm’s policy requires notification of the following outside business interests:

•	history of directorships (current and past) during the previous 10 years;
•	details of share ownership in excess of 1% of capital (whether or not combined with a directorship);
•	details of any partnership interests (current and past) during the previous ten years;
•	consultancies paid or unpaid (now or in the last ten years);
•	trusteeships paid or unpaid (now or in the last ten years); and/or
•	any other interests considered to be relevant (e.g. part-time work).

A log of all outside business interests will be maintained by the Firm’s Compliance. Any changes to the information disclosed must be advised to the Firm’s Compliance who will update the log accordingly.

Suppliers

Staff members are required to disclose on the Outside Business Interests Form any monetary or other economic connections which they or any member of their family have with any person or firm which supplies goods or services to the Firm or which has done so in the last six months. Usual business courtesies can be disregarded.

Interests in Competitors

Staff members may not participate as an employee, director, partner, consultant or shareholder or in any other way in any outside business whose services or products compete, directly or indirectly, with those offered by the Firm. This prohibition does not apply to ownership of less than 1% of the issued shares of a publicly-traded company.

Publicly Traded Companies

No staff member may accept a directorship of a publicly-traded company unless approval has been obtained in advance from the Firm’s Compliance who will in turn seek approval from senior management. Directorships of publicly-traded companies that are held by any members of a staff member’s immediate family must also be notified to the Firm’s Compliance.

Public Office

Staff must obtain written pre-approval from the Firm’s Compliance prior to running for any public office. Approval will be declined if the public office presents any actual or apparent conflict of interest with the Firm’s business activities.

Procedure

Before joining the Firm all persons must notify the Firm of any outside business interests.

If a member of staff wishes to engage in employment outside of their employment with the Firm or take an interest in any outside business organisation (including becoming a director) they must email, or send the Outside Business Interests Form (Appendix 7) to, the Firm’s Compliance requesting approval.

The Firm’s Compliance will consider the request in accordance with the Firm’s policy and, in particular, whether the request could cause a conflict of interest and respond via email with either permission or refusal.

The Firm’s Compliance will retain a record of all outside business interests, which will be reported to senior management on an annual basis.

D.	Standards of Business Conduct

Policy

Employees are expected to conduct themselves at all times in a manner consistent with the highest professional standards. Each Employee accordingly must devote his or her attention and skills to the performance of his or her responsibilities and avoid activities that interfere with that responsibility or that are detrimental to the Firm and its reputation.

Procedures

Communications with Clients

All communications with clients, whether verbal or written, must convey information clearly and fairly. Employees must comply with the Firm’s policies and procedures regarding Advertising and Performance Reporting. Exaggerated, unwarranted or misleading statements or claims are prohibited.

Disclosure of Confidential Information

In the course of conducting business, Employees may become privy to confidential information about the Firm, its present and prospective clients, and Reportable Fund agents. It is a violation of this Code, and in some cases may be a violation of law, for any Employee to disclose to anyone other than another Employee any confidential information obtained while in the course of conducting business on behalf of the Firm. Disclosure to other Employees should be made only when and to the extent necessary to further the legitimate business purposes of the Firm. Employees may not use any such information in connection with their personal investments or investments of others subject to their control.

Client and Investor Information

Clients and investors have the right to expect the Firm and its Employees to treat information concerning their business dealings in the strictest confidence. Accordingly, no one may divulge investor confidences except in accordance with the Firm’s privacy policy and unless the party to whom a disclosure is made is legitimately entitled to the information (i.e., needs to know the information in furtherance of the investor’s business) or the investor gives prior consent to the disclosure. Any such prior consent should be documented in advance of disclosure.

Company Information

Confidential information about the Firm, its parent or other affiliated companies, that is obtained by an Employee, including its clients, products, processes, financial condition, plans, patents, or licenses may not be disclosed to persons outside of the organization, except with the approval of the CEO and to further the legitimate business purposes of the Firm.

Discretion should always be used when handling confidential client information or company information, and such information should never be disseminated to an unauthorized person. Employees are reminded that when it is necessary to carry sensitive information off the firm’s premises, they should take appropriate care for its security. Specifically, Employees should avoid casually displaying documents or engaging in confidential business conversations in public places, including, but not limited to, elevators, hallways, restrooms, airports, and in public transportation. Employees who take documents or computer files off the premises to work at home should return all such materials to the Firm upon completion of the particular at home project. Any questions about the confidential nature of information or whether confidential information may be disclosed should immediately be referred to the Compliance Officer.

Corporate Assets

All information, products and services connected to or generated by the Firm as a business are considered corporate assets to which the Firm has ownership rights. Corporate property utilized or developed by Employees during their employment, including, but not limited to, files, analysis, reference materials, reports, written or e-mail correspondence, trade secrets, client lists, strategies, computer hardware and software, data processing systems, computer programs and databases, remains exclusively the Firm’s property both during employment and after the Employee leaves the firm. Accordingly, all Employees are expected to protect the Firm’s ownership or property including all information, products, and services and to return all information to the Firm at the termination of employment.

Further, Employees are prohibited from misusing the Firm’s corporate assets (including use of assets for a non-business purpose, theft, inflation of expenses, etc.) and from misusing or removing those assets from the premises upon leaving the firm. Before beginning employment with the Firm, each Employee should give his or her manager a copy or any non- competition, non-disclosure or non-pirating agreement by which the Employee is bound at the time of hiring. Any questions about this requirement should be raised with senior management.

E.	Bad Actor Regulations/Issuer Disqualifications

Policy

Paragraph (d) of Rule 506 under Regulation D prohibits issuers from relying on Regulation D if any of the following individuals or entities has been found to have engaged in securities- related misconduct described by the Rule and be deemed a “bad actor”. The Firm is responsible for taking and documenting reasonable steps to ensure that none of the individuals and entities designated in the Rule has been found to have engaged in disqualifying conduct.

Procedures

The Firm’s annual Code of Ethics questionnaire includes plain-English questions that are intended to determine whether any Employee could be considered a “bad actor.”

On an annual basis, the Compliance Officer will also ensure that all Board Members, third party placement agents and other non-employees designated under the Rule complete the Bad Actor Certification attached as Appendix 8 to determine whether any third parties, such as independent fund directors, placement agents, or 20%+ owners of a private fund could fall within the “bad actor” definition. If the Firm has reason to suspect that an individual or entity covered by Paragraph (d) of Rule 506 might be a “bad actor,” the Compliance Officer will take any additional steps that are reasonably necessary to make a factual inquiry into the potential issue.